SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL

Pura Energia

COMPANHIA PARANAENSE DE ENERGIA

August 2019

DISCLAIMER

Any statements made during this event involving Copel's business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company's Management, and the information currently available. Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur. The general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements..


COPEL


Business Overview




OVERVIEW

Integrated Company

Generation, Transmission, Distribution, Energy Trading and Telecommunication

Operates in ten Brazilian States

(PR, RS, SC, SP, MG, GO, MT, BA, MA and RN)


Hydroeletric Power Plant
Wind Power Plant
Transmission Line
Substation
Distribution Line
Fiber-optic Ring

25 years of listing on the B3

Present in the 14th B3 Corporate Sustainability Index - ISE 2019 Portfolio

22 years of listing on the NYSE

The first of the brazilian electric sector

17 years listed on Latibex

(European Union)

64 years in the industry

Head office in Curitiba/PR

Market Value

US$3.6 billion

R$14.6 billion

(On 08.19.2019 - B3 S.A.)

STATE OF PARANÁ

Geographic Information

Área: **199,000 km²** (2.3% of the country)

Population: **11 million** (5.5% of Brazil´s population)

Cities: **399**

Economic Data

GDP 2017: **R$467 billion** (6.4% of Brazilian GDP)

GDP 2018: **R$439 billion** (- 0.6% vs. 2017)

Breakdown by Income Segment



Services 49,8%
Agribusiness 9,9%
Industries 15,5%
Utilities 5,2%
Construction 5,0%
Commerce 14,6%

Source: IBGE.



5th largest economy in Brazil

INTEGRATED COMPANY

Generation



6,286[1] MW of installed capacity in operation

- 45 Power Plants[2] ad 11 Corporate partnerships
- 25 HPPs, 29 WPPs, 2 TPPs
- Addition of 108 MW by the end of 2019

42% of Ebitda LTM[5]
R$1,488.2 million

Transmission



4,767 km of lines[3] and 45 Substation[4] in operation

- Addition of 632 km of transmission lines until 2021
- Start-up Before the Schedule of Lot E projects

13% of Ebitda LTM[5]
R$457.8 million

Distribution



More than 4.6 million customers

- 4th largest in number of costumers
- 4th largest in electricity consumption (MWh)

30% of Ebitda LTM[5]
R$1,053.7 million

Commercialization



1,983 GWh of energy sold in 2Q19

- R$380.1 million of operating revenue in 2Q19
- 321 free customers
- 117 bilateral agreements

1% of Ebitda LTM[5]
R$26.4 million

Telecom



34.2 thousand km of optic fiber

- 401 cities with optic fiber
- 85 cities with broadband for retail
- 200 thousand customers

3% of Ebitda LTM[5]
R$108.8 million

Notes: [1] Consider the partial commercial start-ups of the Cutia and Bento Miguel Wind Complexes (95%) and HPP Colíder (67%), and 30% of our stake in HPP Baixo Iguaçu; [2] Considers the HPP GPS; [3] Adjusted by Copel's stake; [4] Participation in 9 Substations; [5] Other business 10% of Ebitda LTM.

ORGANIZATION CHART


COPEL
COPEL Geração e Transmissão 100.0%
COPEL Distribuição 100.0%
COPEL Telecom 100.0%
COPEL Renováveis 100.0%
COPEL Comercialização 100.0%
UEG Araucária 60.0%
Cruzeiro do Sul 51.0%
Baixo Iguaçu 30.0%
Costa Oeste 100.0%
Marumbi 100.0%
Uirapuru 100.0%
Mata de Santa Genebra 50.1%
Matrinchã 49.0%
Guaraciaba 49.0%
Integração Maranhense 49.0%
Caiuá 49.0%
Cantareira 49.0%
Paranaíba 24.5%
São Bento Energia 100.0%
CUTIA 100.0%
Brisa Potiguar 100.0%
São Miguel do Gostoso I 49.0%
Elejor 70.0%
Dona Francisca 23.0%
Foz do Chopim 35.8%
UEG Araucária 20.0%
COMPAGAS 51.0%
CARBOCAMPEL 49.0%
Dois Saltos 30.0%
SERCOMTEL 45.0%
Paraná Gás 30.0%
Generation
Transmission
Other

Notes: It does not include the companies Amec and Domino, which are inactive, in the process of closing.

CAPITAL STRUCTURE

Thousand shares

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	**85.029**	**58,6**	-	-	-	-	**85.029**	**31,0**
BNDESPAR	**38.299**	**26,4**	-	-	**27.282**	**21,3**	**65.581**	**24,0**
Eletrobras	**1.531**	**1,1**	-	-	-	-	**1.531**	**0,6**
Free Floating	**19.836**	**13,7**	**77**	**23,4**	**100.965**	**78,7**	**120.878**	**44,2**
B3	19.723	13,6	77	23,4	70.408	54,9	90.208	33,0
NYSE	113	0,1	-	-	30.358	23,7	30.472	11,1
LATIBEX	-	-	-	-	198	0,2	198	0,1
Other	**336**	**0,2**	**251**	**76,6**	**49**	-	**636**	**0,2**
TOTAL	**145.031**	**100,0**	**328**	**100,0**	**128.296**	**100,0**	**273.655**	**100,0**



Common
58,6%
0,2%
13,7%
1,1%
26,4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other



Preferred
21,2%
0,2%
78.6%
BNDESPAR
Free Floating
Other

As of 06.30.2019

Copel continues to advance in various aspects...

2Q19 - Consistent Results

Adjusted EBITDA of R$1.0 billion in 2Q19 (+ 30%) and R$2.1 billion in 1H19 (+27%)

Operating cash generation of R$1.1 billion in 2Q19 (R$2.5 billion in 1H19)

Leverage of 2.6x (vs. 3.1x in 2Q18)

Copel Dis practically achieves regulatory EBITDA (gap of only 1%)

Advance in Projects

Start-up before the Schedule of Lot E projects

- ✓ SE 230 kV Medianeira (3 months)
- ✓ LT 230kV Baixo Iguaçu – Realeza (1 year and 7 months)

SPC Mata de Santa Genebra - New Schedule

Recognition of the robustness and quality of the Copel Group

Fitch upgrades Copel's National Rating to 'AA (bra)'

Issue of R$1.0 billion in debentures – Copel GeT and R$500 million in debentures – Copel Hol

Copel DIS - Abradee Award

Continuous Improvement of Corporate Governance

Opening of capital of Copel GeT – B Category

Copel Telecom - Hiring of Legal and Financial Advisors

Copel DIS - full application of the adjustment

Consistent second quarter result



3,173
3,606
3,666
5%
30%
1,025
750
791
420
47%
59%
285
179
Adjusted Net Operating Revenues
Adjusted EBITDA*
Adjusted Net Income*

Improved performance of Copel's main businesses, especially for Copel Dis

Increase in the volume of energy sold to final consumers 2.3% in 2Q19

Industrial free Market of Copel GeT and Com 17.7%

Additional revenue from new projects (Baixo Iguaçu, Colíder, Cutia and other) ~ R$100 million of additional revenue in the quarter and R$47 million in EBITDA

Grid market Growth 1.4% in 2Q19

Reduction of 15.9% with electricity purchased for resale: improvement in the hydrological scenario

Reduction of personnel costs of 1.7%

Operational cash generation after investments

R$ million



425
600
669
+41%
+12%
2Q17
2Q18
2Q19

* Adjusted EBITDA, in 2Q19, by impairment of generation assets and transmission subsidiaries with non-controlling interest; and, in 2Q18, adjusted by impairment of generations assets, provisions for litigation and reimbursement from suppliers for the Brisa Potiguar wind farm complex.

Adjusted EBITDA

R$ million

Adjusted EBITDA by Subsidiary

Subsidiary	2Q19	2Q18	Var.%	1H19	1H18	Var.%
Copel GeT	630.3	448.4	45.2	1,287.4	1,015.2	26.8
Copel Dis	287.1	275.6	4.2	616.9	475.7	29.7
Copel Telecom	33.2	44.2	(24.9)	69.1	80.7	(14.4)
Copel Comercialização	19.2	(6.0)	-	23.6	(16.2)	-
Other/Elimination	55.2	28.6	93.1	121.5	112.7	7.8
Consolidated	1,025.0	790.8	29.6	2,118.5	1,668.1	27.0
EBITDA Margin	**28.0%**	**21.9%**	**27.5**	**28.0%**	**24.0%**	**16.8**

R$ million

Consolidated Adjusted EBITDA Breakdown

Adjusted EBITDA	2Q19	2Q18	Var.%	1H19	1H18	Var.%
EBITDA	947.0	836.0	13.3	2,039.2	1,620.1	25.9
(-)/+ Impairment	13.9	(18.0)	-	19.3	(15.1)	-
(-)/+Impairment in transmission subsidiaries with non-controlling interest	64.1	-	-	60.0	-	-
(-)/+ Provision for Voluntary Dismissal Program - PDI	-	(0.2)	-	-	91.0	-
(-)/+ Provisions for litigation	-	45.1	-	-	69.3	-
(-)/+ Tax Credit - Pasep	-	-	-	-	(25.1)	-
Adjusted EBITDA	1,025.0	790.8	29.6	2,118.5	1,668.1	27.0
(-)/+Equity	(55.4)	(38.1)	-	(67.7)	(82.9)	(18.3)
Adjusted EBITDA without equity method	969.6	752.7	28.8	2,050.8	1,585.2	29.4

Adjusted Manageable Costs[1] decreased by 1.8%


-5.4%
280
264
59
59
+15.9%
18
21
+1.1%
147
149
+0.5%
110
111
-1.8%
614
603
P
Priv. pension/healthcare
M
S
O
Total
2Q19
2Q18

Reduction of 5.4% in personnel and administrative costs

- Reduction of 8.5% in real terms (IPCA 3.37% in the last 12 months)
- Reduction of 566 employees in the last 12 month
- Policy of not filling job vacancies
- Salary Adjustment of 3.97% in October/18

[1] Personnel costs ajusted by profit sharing; Other ajusted by the non-recurring effect of the reimbursement from suppliers in 2Q18 (R$72.1 million).
* Does not consider estimated losses, provisions and reversals.

VALUE ENHANCEMENT STRATEGY

- ✓ Continuous Improvement of Corporate Governance
- ✓ Efficiency improvement and cost reduction
- ✓ Discipline in capital allocation for new projects
- ✓ Regulatory EBITDA target and increase in RAB (COPEL – DIS)
- ✓ Leverage reduction
- ✓ Divestment – Telecom and Compagas
- ✓ Completion of investments in progress (SPP Bela Vista, TL-Lot E, etc)
- ✓ Granting fee – HPP Foz do Areia (Sep/23)
- ✓ Innovation projects: Distributed generation, electric mobility, smart grid and services


VERSALIFT
COPEL

Copel Distribuição

DISTRIBUTION

Concession Area	Distribution Lines	Customers	Substations	Average Consumption
194,854 km²	198,922 km	4,676,812	370	157 kWh/month

Efficient execution of an "aggressive plan" for operational improvement and cost reduction



EBITDA LTM
1,054
998
800
735
608
40%
29%
23%
5%
1%
Regulatry gap
2Q18
3Q18
4Q18
1Q19
2Q19
R$ million
EBITDA Carried
Regulatory Gap

Breakdown by Segment – Captive Market



Other 13,2%
Residential 37,2%
Rural 11,9%
Commercial 23,7%
Industrial 14,0%

Energy Market

	Brazil	South	Copel Grid Market
1H19	1,7%	2,3%	3,2%
2Q19	-0,4%	-0,3%	1,4%

Source: EPE – Monthly Market Review

REDUCING ADJUSTED MANAGEABLE COSTS[1] - COPEL DIS


R$ million
-2.4%
205
200
+23.2%
13
16
-2.8%
88
86
-19.5%
48
39
-3.9%
354
340
P²
M
S
O
Total
2Q18
2Q19

- Reduction of 318 employees in 12 months
- Without replacement of vacancy
- Centralization of processes
- Management of provisions
- Asset Management
- Regulatory coverage of 100% of the losses

[1] Personnel costs ajusted by profit sharing.
[2] Considers personnel and management and pension and healthcare plan.

DISTRIBUTION

Tariff adjustment 2019 - Copel Distribuição
Average effect of 3.41%

Net RAB	Default Coverage[1]
R$4,950.4 million	R$62.3 million

Parcel B	Parcel A
R$2,568.4 million	R$7,502.9 million

[1] It began to integrate Parcel A from the 2017/18 cycle.



Investments(1) R$ million
467
587
625
712
749
565
663
515
592
835 (2)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

(1) Does not consider appropriation due to own labor
(2) Estimated.

Renewal Goals

Year	Economic and Financial Management	Quality (Limit Established)[1]		Quality Performed	
		DECi[2]	FECi[2]	DECi[2]	FECi[2]
2016		13,61	9,24	10,80	7,14
2017	EBITDA[4] ≥ 0	12,54	8,74	10,41	6,79
2018	EBITDA[4] (-) QRR[3] ≥ 0	11,23	8,24	10,29	6,20
2019	{Net Debt / [EBITDA[4] (-) QRR[3]]} ≤ 1 / (0.8 * SELIC[5])	10,12	7,74	-	-
2020	{Net Debt / [EBITDA[4] (-) QRR[3]]} ≤ 1 / (1.11 * SELIC[5])	9,83	7,24	-	-

[1] According to Aneel's Technical Note No. 0335/2015
[2] DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by
[3] QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
[4] EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

Breakdown of investments

R$ million



Mais Clic
163
Substation and Lines
249
MV/DEC-FEC
96
MV/Expansion 38
33
Emergency Maintenance
66
Other
190
Customer Service

DISTRIBUTION – COST REDUCTION, MORE PRODUCTIVITY

- 12% reduction in the number of employees since 2016
- Increase of 7.8% in consumer/employees ratio in the last 12 months
- Growth of 1.4% in grid market in 2Q19 (+3.2 in 1H19)



Nº of the employees
7.034
7.169
6.375
6.071
6.021
6.022
5.746
5.364
5.323
5.304
2011
2012
2013
2014
2015
2016
2017
2018
mar/19
jun/19



Growth of Grid Market - 12 months
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
2,5%
1,7%
jan/18
fev/18
mar/18
abr/18
mai/18
jun/18
jul/18
ago/18
set/18
out/18
nov/18
dez/18
jan/19
fev/19
mar/19
abr/19
mai/19
jun/19
Copel
Brazil



Default and PDD Rates
dec/15
dec/16
dec/17
dec/18
104.121
171.045
83.916
[NOME DA SÉRIE] [VALOR]
PDD 77.986
52.519
64.365
70.181
55.064
47.134
47.970
48.813
5.385
16.395
21.368
40.444
(-) Account recovery
(-) Tariff coverage

DEC AND FEC


DEC
2th best among the capitals
4th best among the states


Horas
14.76
14.27
13.71
13.2
14.01
14.01
13.53
13.04
12.82
12.22
11.72
13.61
12.54
11.23
10.12
9.83
13.48
14.79
13.54
12.19
12.91
11.46
10.35
10.25
11.62
14.01
13.67
10.8
10.41
10.29
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
DEC Realized
DEC Limited ANEEL


FEC
7th best among the capitals
10th best among the states


Interrupções
14.62
13.99
13.34
12.77
13.5
12.8
11.94
11.03
10.72
10.00
9.29
9.24
8.74
8.24
7.74
7.24
13.51
13.66
12.41
10.69
11.03
9.46
8.12
7.84
8.06
8.92
8.33
7.14
6.79
6,20
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
DEC Realized
DEC Limited ANEEL

INNOVATION


SMART
COPEL

Integrated Center DIS
Centralization of Operation
Smart Grids
Flagship Agency


Eletrovia Paranaense
BR 277
Diretamente da rede da Copel para os veículos elétricos do Paraná
Matelândia
Ibema
Cascavel
Candói
Irati
Palmeira
Foz do Iguaçu
Laranjeiras do Sul
Prudentópolis
Fernandes Pinheiro
Curitiba

Electric highway
730 km extension
11 charging stations



Smart Grid Project
Ipiranga
São José dos Pinhais
Network 100% intelligent


SASE_VISU - Visualizador de Unifilares de SEs - R1.5
Procurar
Parar
Salvar
Sair
Unifilar:
RMGA001
Horário SASE da última atualização
09/11/2018 07:54:00
Segundos para a próxima procura:
Pontos de Navegação

Automation
Self-Healing
Remote sensing
RPA



Copel Geração e Transmissão

POWER GENERATION ASSETS – COPEL GET

Installed Capacity


Copel
6%
1%
10%
Copel
6,286 MW
83%
HPP
TPP
SHP
WPP
Other


Brazil
3%
25%
Brazil*
170,182 MW
60%
9%
3%

* 05.29.2019 (BIG-ANEEL)

Main Power Plants - Copel GeT	Installed Capacity (MW)	Assured Power (average MW)	Concession Expires
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1.676	603	09.17.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1.260	578	11.15.2029
Gov. José Richa (Salto Caxias)	1.240	605	05.04.2030
Colíder [1]	300	178	01.17.2046
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira) [2]	260	109	01.05.2046
Mauá [3]	185	101	07.02.2042
Baixo Iguaçu [4]	105	52	08.20.2047
Other	125	71	-

[1] Two generating units in commercial operation (67% of the total installed capacity of 300 MW).

[2] As of January 1, 2017, 70% of the physical guarantee is allocated in the quota system and and the other 30% are available for sale by Copel GeT.

[3] Relative by Copel's stake (51% of power plant capacity of 363 MW).

[4] Relative by Copel's stake (30% of power plant capacity of 350 MW).

Copel GeT (HPPs and Wind Farms)

Focus on energy contracting strategy

Synergy between GeT and Com to improve energy hiring



Available
Contracted Energy
15%
85%
R$188.99
21%
79%
R$187.09
45%
55%
R$181.56
58%
42%
R$181.04
54%
46%
R$185.59
2019
2020
2021
2022
2023

Assured Energy[1] (MW average)				
2019	**2020**	**2021**	**2022**	**2023**
2,443	2,496	2,496	2,496	2,329

[1] Considers all contracts in Regulated Market, Free Market, Assured Power Quota Contract (CCGF) and SPCs. Average Prices (R$/MWh).

POWER GENERATION ASSETS

COPEL
Pura Energia

WIND FARMS COPEL GET

Wind Farm	Auction [1]	Installed Capacity (MW)	Assured Power (Average MW)	Average Price [2]	Expiration of Authorization
São Bento Energia, Invest. e Part. S.A.	2º LFA (08/26/2010)	94,0	46,3	225,37	April-46
Copel Brisa Potiguar S.A.	2º LFA (08/26/2010)	108,0	52,2	226,76	April-46
Copel Brisa Potiguar S.A.	4º LER (08/18/2011)	75,6	40,4	159,07	April-46
Complexo Eólico Cutia	6º LER (10/31/2014)	180,6	71,0	187,34	April-47
Complexo Eólico Bento Miguel	20ª LEN (11/28/2014)	132,3	58,7	177,3	April-47
Total		590,5	268,6	195,11	

[1] LFA - Auction of Alternative Sources/LER - Auction Reserve Energy.
[2] Price updated to June 2019.

EQUITY INTERESTS

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	Concession Expires
TPP Araucária (UEG Araucária)	484,2	267,0	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	12.22.2029
UHE Santa Clara e Fundão, PCH Santa Clara I e Fundão I (Elejor)	246,5	137,9	COPEL - 70% Paineira Participações - 30%	12.18.2032 and 05.28.2037
HPP Dona Francisca (DFESA)	125,0	75,9	COPEL - 23.03% Gerdau - 51.82% Celesc - 23.03% Desenvix - 2.12%	08.27.2033
SHP Fundão I (Elejor)	29,1	20,4	COPEL - 70% Paineira Participações - 30%	04.23.2030
WPP Voltalia - São Miguel do Gostoso I Participações S.A. (Voltalia)	108,0	57,1	49% COPEL 51% Voltalia	04.17.2047

TRANSMISSION ASSETS

COPEL

In operation

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR[1] with PA reduction (R$ million)	Vencimento da Concessão
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2.024	33	12.352	445,2	31.12.2042
Other Copel GeT - 100%	-	Several	1.310	6	1.550	174,4	-
Subtotal Copel GeT			**3.334**	**39**	**13.902**	**619,7**	
Subtotal SPEs - Equivalência Patrimonial			**3.401**	**6**	**700**	**247,4**	
Total			**6.735**	**45**	**14.602**	**867,1**	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2.408/2018 of 06.26.2018, with R$ 222.5 million related to RBSE.

[2] Renewed contract pursuant to Law 12,783/13.

Start-up in commercial operation – Medianeira Substation and TL Baixo Iguaçu – Realeza 16.8% da APR total

Construction

Subsidiary / SPC	Auction	Contract	Signing of Contract	Enterprise	State	km	Subst	APR[1] (R$ million)	CAPEX[2] (R$ million)	Start up
Copel GeT	005/15	006/16	Apr-16	TL Curitiba Leste - Blumenau TL Baixo Iguaçu - Realeza	PR / SC	189	3	116,9	560,9	Mar-21 Sep-19
Subtotal Copel GeT						**189**	**3**	**116,9**	**560,9**	**-**
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	007/13	001/14	May-14	TL Araraquara II - Bateias	SP / PR	885	1		845,2	Feb-20
Subtotal SPC						**885**	**1**	**115,7**	**845,2**	
Total						**1.074**	**4**		**1.406,1**	

[1] Updated according to Aneel Aproval Resolution No. 2565/2019 of 06.28.2019. Adjusted for Copel's stake.

[2] Adjusted for Copel's stake (considers own capital and third-party capital).

COPEL TELECOM

- ✓ 100% optic fiber
- ✓ 34,200 km of optic fiber, covering all state of Paraná
- ✓ 401 cities
- ✓ 200 thousand customers
- ✓ Data Center provider



Breakdown Revenue



Copel Group
7%
State Government
7%
Telecom operators
10%
Corporate
25%
Retail broadband
51%

On 07.01.2019

Revenue	EBITDA	Net Income
2Q19	2Q19	2Q19
R$101.5 million	R$32.2 million	R$0.8 million
LTM	LTM	LTM
R$426.3 million	R$108.8 million	R$6.2 million



Strategic Information

Operational Cash Generation

COPEL
Pura Energia

R$ million

Cash Flow	2Q19	2Q18	1H19	1H18
EBIT	686	646	1.556	1.253
D/A	261	190	483	367
Change in operating assets and liabilities	133	259	417	419
Cash generated from operating activities	**1.080**	**1.095**	**2.456**	**2.039**
Investments flow[1]	(411)	(495)	(774)	(934)
Cash flow after investments	**669**	**600**	**1.682**	**1.105**

[1] Does not consider transmission assets according to ICPC 01 IFRIC 12

ESTIMATIVE OF ADDITIONAL REVENUE FROM NEW PROJECTS

COPEL
Pura Energia

GENERATION

Power Plants	Installed Capacity (MW)	Assured Power (average MW)	Average Price[1] (R$)	Expected of Additional Revenue[2] (R$ million)
HPP Colíder	300,0	178,1	173,06	270,0
Cutia Wind Farm	180,6	71,0	187,08	116,4
Bento Miguel Wind Farm	132,3	58,7	177,04	91,0
HPP Baixo Iguaçu [3]	105,1	51,7	180,11	81,6
Total	**718,0**	**359,5**	**177,5**	**559,0**

[1] Price updated to July, 2019 (CCEE).

[2] Estimate of gross revenue, obtained considering assured power (average MW) and average price (R$ / MWh), multiplied by the number of hours in the year (8,760 hours).

[3] Relative by Copel's stake (30% of power plant capacity of 350 MW).

TRANSMISSION

Subsidiary / SPC	Enterprise	Location	km	Substation	APR with PA reduction[1] (R$ million)
Copel GeT	TL Curitiba Leste - Blumenau TL Baixo Iguaçu - Realeza	PR / SC	189	3	116,9
Uirapuru Transmissora Copel GeT - 100%	TL Ivaiporã - Londrina	PR	120	-	33.7[2]
Mata de Santa Genebra Copel GeT - 50.1% Furnas - 49.9%	TL Araraquara II - Bateias	SP / PR	885	1	122.0[3]
Total			**1.194**	**4**	**272,6**

[1] Updated according to Aneel Aproval Resolution No. 2,565/2019 of 06.28.2019.

[2] From July 2021 the APR will be reduced 50%.

[3] Adjusted for Copel's stake (considers own capital and third-party capital).

Reduction of the investment plan for 2019


Historical Capex
3,575
1,824
1,751
(575
UHE GPS)
2,508
1,438
1,070
2,570
15
1,282
1,273
2,092
-19%
247
388
1,359
233 GeT
835 Dis
290 Tel
22 Outros
New business
Under Construction
Assets in Operation
2016
(Carried)
2017
(Carried)
2018
(Carried)
2019
(Schedule)


Carried Capex
R$ million
- 30%
1,272
974
1H18
1H19

Discipline in capital allocation

Completion of projects

Investments in technology

Quality and efficiency

Cost reduction

[1] Capital budget originally approved by the Board of Directors and revised by Board of Directors, the last update at the 193th Ordinary Meeting of the Board of Directors, with an increased of R$ 77.6 million for the amount originally forecast for SPE Mata de Santa Genebra Transmissão. These values do not consider appropriation due to own labor, interest and others.

DEBT PROFILE

R$'000

	Short Term	Long Term						Total
	jul/19 - jun/20	jul/20 - dec/20	2021	2022	2023	2024	From 2025	
Domestic Currency*	2.723.000	623.435	2.170.374	2.385.974	1.074.620	409.744	1.712.788	11.099.935
Foreign Currency	1.105	-	-	-	-	102.455	-	103.560
TOTAL	2.724.105	623.435	2.170.374	2.385.974	1.074.620	512.199	1.712.788	11.203.495

* Debentures transaction costs net of R$93.6 million.



Covenant of 3.5
Net Debt/EBITDA¹
R$ billion
8.7
8.5
9.2
9.0
3.4
3.10
3.10
2.6
2016
2017
2018
1H19
Net Debt
Leverage

Debt Composition by Index

Index	Amount (R$ milhões)	Part. %
CDI	7.371	65,8
TJLP	2.431	21,7
IPCA	1.200	10,7
Dollar	104	0,9
Other	99	0,9
Total	11.203	100,0

D/E (%)	Duration (years)	Average Cost (weighted)
67.1%	4.9	8.4%

As of 06.30.2019

[1] EBITDA 12 months.
The General Meeting of Debenture Holders of the Company's 5th Issue, held on December 20, 2017, approved the exclusion of guarantees and endorsements in the definition of "Consolidated Net Financial Debt".

CORPORATE GOVERNANCE

COPEL's governance is based on the principles of **transparency, equity, accountability** and **corporate responsibility**, following best market practices and seeking the **best results** for shareholders and other stakeholders.

Complying:

- To Federal Laws 6.404/1976 (Law of Joint Stock Companies), 12.846/2013 (Anti-Corruption Law) and 13.303/2016 (Law of State-Owned Companies);
- To the rules and regulations of the Securities Exchange Commission - SEC/USA;
- To the practices required by US law for listed companies on the New York Stock Exchange - NYSE; and
- to the requirements established for the companies listed in **Level 1 of Governance of B3** (Brasil, Bolsa, Balcão)

2018

- ✓ COPEL was classified as the most transparent state company in Brazil by Transparency International (TRAC Brazil), ranking 8th overall;
- ✓ It was certified in the **Highlight Program in State Governance of B3**, obtaining the best score of the program until the moment of the certified companies.


COPEL

GOVERNANCE AND INTEGRATY PRATICES

The challenges related to **corporate sustainability** are part of Copel's strategic benchmark, through its mission, vision, values and strategic guidelines, aligned with strategic planning and linked to the strategic objective "**Improve performance** in governance and **sustainability**."

For this purpose, the Company adopts:

- **Evaluates** and **drives** performance, and **compare** practices with world and national benchmarks: Corporate Sustainability Index - **ISE B3**, **Ethos** Indicators for Sustainable and Responsible Business Models, and **RobecoSAM** Corporate Sustainability Assessment .
- **Reports** Copel's performance and stakeholder engagement : Global Reporting Initiative - **GRI** (14th year reporting), Integrated Report - **IIRC** (4th year reporting), Carbon Disclosure Project – **CDP** (10th year reporting) and Global Greenhouse Gas Protocol – **GHG** (10th year reporting).

Results:

- Present in the **14th B3 Corporate Sustainability Index - ISE 2019 Portfolio**.
- Present in the **2018 FTSE4Good Emerging Index**.
- **Excellence in Management** – National Quality Foundation (FNQ).
- **Best Practices in Sustainable Development Goals** – Industry Social Service (SESI).
- **Best Practices in Volunteering** - Brazilian Federal Government.
- Others:
- https://www.copel.com/hpcopel/root/nivel2.jsp?endereco=%2Fhpcopel%2Fsustentabilidade%2Fpagcopel2.nsf%2Fdocs%2F4915E1324578514B03257

Voluntary Commitments:

- **United Nations Global Compact.**
- **United Nations 2030 Agenda.**
- **Principle for Sustainability Executive Education – PRME.**
- **Women Empowerment Principles – WEP**
- Others:

http://www.copel.com/hpcopel/root/nivel2.jsp?endereco=%2Fhpcopel%2Froot%2Fpagcopel2.nsf%2Fdocs%2F286361C4B355AAED03257F420049406B

COPEL

Pura Energia

16 Anos

Selo Assiduidade

APIMEC-SP

Platina

2019

Investor Relations

ri@copel.com | +55 41 3333-4011

www.ir.copel.com

www.copel.com /company/copel /copel /Copel Pura Energia @copelatendevoce